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                            September 22, 2023

       Bryan Mittelman
       Chief Financial Officer
       The Middleby Corporation
       1400 Toastmaster Drive
       Elgin, Illinois 60120

                                                        Re: The Middleby
Corporation
                                                            Form 10-K For
Fiscal Year Ended December 31, 2022
                                                            Filed March 1, 2023
                                                            File No. 001-09973

       Dear Bryan Mittelman:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K Filed March 1, 2023

       General

   1. We note that you provided more expansive disclosure in your 2021 Sustainability Report than you provided in
your SEC filings. Please advise us what consideration you gave to providing the same type
of climate-related disclosure in your SEC filings as you provided in your 2021
Sustainability Report.
 Bryan Mittelman
FirstName LastNameBryan
The Middleby  Corporation Mittelman
Comapany 22,
September NameThe
              2023 Middleby Corporation
September
Page 2    22, 2023 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
27

2. To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:

                decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
                increased demand for goods that result in lower emissions than competing products;
                increased competition to develop innovative new products that result in lower emissions;
                increased demand for generation and transmission of energy from alternative energy sources; and
                any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions.
3. We note that your Form 10-K identifies natural disasters, extreme weather and climate change as potential risks to your suppliers and business. Please discuss the physical effects of climate change on your operations and results. This disclosure may include the following:

                severity of weather, such as floods, hurricanes, sea levels, arability of farmland, extreme fires, and water availability and quality;
                quantification of material weather-related damages to your property or operations;
                potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers;
                decreased agricultural production capacity in areas affected by drought or other weather-related changes; and
                the extent to which extreme weather events have reduced the availability of insurance or increased the cost of insurance.

         Include quantitative information for each of the periods covered by your Form 10-K and explain whether increased amounts are expected in future periods.
4. If material, please provide disclosure about your purchase or sale of carbon credits or offsets and any material effects on your business, financial condition, and results of operations. Provide us with quantitative information for each of the periods covered by your most recent Form 10-K and the amounts budgeted for or expected to be incurred in future periods.
 Bryan Mittelman
FirstName LastNameBryan
The Middleby  Corporation Mittelman
Comapany 22,
September NameThe
              2023 Middleby Corporation
September
Page 3    22, 2023 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Charli Gibbs-Tabler at 202-551-6388 or Jennifer Angelini at 202-551-
3047 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Bryan Mittleman